SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. --)*
(Name of Issuer)
ALPINE GROUP, INC.
(Title of Class of Securities)
COMMON STOCK, PAR VALUE $0.10 PER SHARE
(CUSIP Number)
02082560
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
MERRIMAN CURHAN FORD & CO JON MERRIMAN 600 CALIFORNIA 9TH FLOOR SAN FRANCISCO, CALIFORNIA 94108 (415) 248-5600
May 2, 2006

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02082560
(1) Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Merriman Curhan Ford & Co. 95-4068105
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:
(7)Sole Voting Power 0 SHARES
(8)Shared Voting Power 0 SHARES
(9)Sole Dispositive Power 0 SHARES
(10)Shared Dispositive Power 0 SHARES
(11)Aggregate Amount Beneficially Owned by Each Reporting Person 0 SHARES
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)Percent of Class Represented by Amount in Row (11) 0.0%
(14)Type of Reporting Person (See Instructions) BD

Item 1. Security and Issuer

This Schedule 13d relates to the shares of Common Stock, $0.10 par value per share (the "Common Stock") of the Alpine Group, Inc., Delaware Corporation (the "Company"). The principal executive office of the Company is located at one Meadowlands Plaza, East Rutherford, New Jersey 07073.

This Schedule 13d is being filed pursuant to section 13(d) of the securities exchange act of 1934 and the rules and regulations promulgated thereunder (the "exchange act).

Item 2. Identity and Background

Merriman Curhan Ford & Co is a California Corporation and Broker Dealer. The principal executive offices of the company are located at 600 California, 9th floor, San Francisco, CA 94108.

D.	During the past five years, Merriman Curhan Ford & Co. has not been convicted of any in any criminal proceeding (excluding traffic violations and similar misdemeanors).

E.
During the past five years, Merriman Curhan Ford & Co. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds used in making purchases of the Company’s common stock were those on hand and earned in the normal course of business of Merriman Curhan Ford & Co.

Item 4. Purpose of Transaction

Merriman tendered all previously owned shares pursuant to Alpine’s April 2006 tender offer and is pleased that Alpine has used a portion of their cash to benefit their shareholders. The purpose of this Schedule 13D is to reflect the change in beneficial ownership of the Common Stock by certain of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the filer owns 0 shares of common stock. This represents approximately 0% of shares outstanding.

(b) 0 shares

(c) Transactions for the 60 days prior to the date of this Schedule 13D are below:

Td Dt	Quantity	Price
17-Apr	-58,100	3.375
17-Apr	-718,000	3.375
3-Apr	1,240	3.25
3-Apr	-740	3.21
31-Mar	5,000	3.31
29-Mar	5,000	3.24
24-Mar	5,000	3.215
22-Mar	-10,000	3.2
16-Mar	2,500	3.2
15-Mar	22,100	3.2
7-Mar	-5,000	3.2031
7-Mar	-5,100	3.2031
6-Mar	-7,000	3.23
6-Mar	-5,500	3.23
6-Mar	-1,500	3.23
3-Mar	-20,000	3.16
2-Mar	-20,000	3.1427
1-Mar	-73,000	3.1732

(d) Not Applicable

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

NONE

Item 7. Material to be Filed as Exhibits.

NONE

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date
Signature
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).